FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 4, 2010 regarding consolidated financial results for the third quarter ended December 31, 2009

2.	Press release dated February 4, 2010 regarding revisions of consolidated business forecasts for fiscal 2009

3.	Press release dated February 4, 2010 regarding changes to top managements

4.	Press release dated February 4, 2010 regarding executive changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd. (Registrant)

Date February 5, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

For the Third Quarter ended December 31, 2009

Tokyo, February 4, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the third quarter of fiscal 2009, ended December 31, 2009.

Notes:	1.	All figures, except for the outlook for the fiscal 2009, were converted at the rate of 92 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2009.
	2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) attributable to Hitachi, Ltd. per share (6) and Net income (loss) attributable to Hitachi, Ltd. per American Depositary Share (7).

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2008 (A)	2009 (B)		2009	2008 (C)	2009 (D)		2009
1. Revenues	2,260,573	2,157,906	95	23,456	7,571,120	6,282,864	83	68,292
2. Operating income (loss)	(14,524)	66,360	—	721	182,558	41,600	23	452
3. Income (loss) before income taxes	(173,630)	57,605	—	626	(35,487)	(52,534)	—	(571)
4. Net income (loss)	(398,949)	31,204	—	339	(334,670)	(107,670)	—	(1,170)
5. Net income (loss) attributable to Hitachi, Ltd.	(371,099)	21,882	—	238	(356,912)	(111,339)	—	(1,210)
6. Net income (loss) attributable to Hitachi, Ltd. per share
Basic	(111.65)	6.18	—	0.07	(107.38)	(32.78)	—	(0.36)
Diluted	(111.65)	6.02	—	0.07	(107.51)	(32.78)	—	(0.36)
7. Net income (loss) attributable to Hitachi, Ltd. per ADS (representing 10 shares)
Basic	(1,116)	62	—	0.67	(1,074)	(328)	—	(3.57)
Diluted	(1,116)	60	—	0.65	(1,075)	(328)	—	(3.57)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	Upon the adoption of Accounting Standards Codification 810, “Income before income taxes and minority interests”, “Income before minority interests” and “Net income” are changed to “Income before income taxes”, “Net income” and “Net income attributable to Hitachi, Ltd.”, respectively, from Fiscal 2009.
	4.	The figures are for 910 consolidated subsidiaries, including Variable Interest Entities, and 164 equity-method affiliates.

1. Qualitative Information Concerning Consolidated Business Results

(1) Summary of Fiscal 2009 Third-Quarter (Three Months and Nine Months Ended December 31, 2009) Consolidated Business Results

	Three months ended December 31, 2009			Nine months ended December 31, 2009
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year Change % or billion yen	U.S. dollars (millions)
Revenues	2,157.9	(5%)	23,456	6,282.8	(17%)	68,292
Operating income	66.3	80.8	721	41.6	(140.9)	452
Income (loss) before income taxes	57.6	231.2	626	(52.5)	(17.0)	(571)
Net income (loss)	31.2	430.1	339	(107.6)	227.0	(1,170)
Net income (loss) attributable to Hitachi, Ltd.	21.8	392.9	238	(111.3)	245.5	(1,210)

<Third Quarter Ended December 31, 2009>

During the third quarter of fiscal 2009, the world economy maintained a recovery course, albeit a modest one, from the previous quarter, in part due to the bolstering effect of economic stimulus measures by countries around the world. However, consumption and production have yet to return to levels seen before the Lehman Shock of September 2008. The financial system that was regarded to be recovering showed it was still fragile when the Dubai Shock occurred at the end of November 2009. Both the real economy and financial economy thus remained unstable.

The U.S., European and other industrialized economies remained lackluster, with employment and personal incomes yet to rebound. These economies, however, have generally turned the corner and are heading for recovery. The Chinese economy, meanwhile, has been the fastest to rebound, as highlighted by 10.7% year-over-year real GDP growth in the October-December quarter, spurred by massive government pump-priming measures centered on expanding domestic demand.

In Japan, the economy continued to recover, with exports to China picking up and progress being made adjusting inventories of semiconductors and automobiles. Government economic stimulus measures such as the eco-point program have also boosted the Japanese economy. Still, the recovery is slow at best, with corporate capital investment persistently low and consumer spending flagging as employment and personal incomes worsen.

In this environment, Hitachi concentrated on the Social Innovation Business, centered on the information and telecommunication systems and social infrastructure fields. At the same time, it rigorously implemented measures across the group to cut fixed costs, procurement costs and other expenses. It also pushed through business structural reforms with the July 2009 corporate separation of the automotive systems and consumer businesses. In these and other ways, Hitachi made steady progress with measures designed to improve its earnings power. In order to bolster the financial base to strengthen and promote the Social Innovation business, in December 2009 the Company implemented an approximately 350 billion yen issuance of shares and convertible bonds.

Hitachi’s consolidated revenues for the third quarter of fiscal 2009 declined 5% year over year, to 2,157.9 billion yen, the result mainly of the impact of foreign currency fluctuations and reduction of unprofitable product lines. The lower overall revenues came despite a year-over-year improvement in the Power & Industrial Systems segment, where there was an upturn in automotive systems following a round of inventory adjustments and strong performances in power systems and other social infrastructure fields.

Overseas revenues decreased 4% year over year, to 925.1 billion yen due to the anemic recovery in North America and other regions. There was, however, an increase in revenues in Europe centered on thermal power plant equipment.

Hitachi posted consolidated operating income of 66.3 billion yen, 80.8 billion yen better year over year, with all segments reporting profits. The Power & Industrial Systems segment returned to profitability due to an improved performance in the automotive systems business that reflected progress with business structural reforms and a partial recovery in the industry’s capacity utilization; higher sales in the social infrastructure field also underpinned the earnings turnaround in the Power & Industrial Systems segment. Besides this segment, the Digital Media & Consumer Products segment also became profitable again because of business restructuring and the beneficial impact of the eco-point program. The return to profitability of the High Functional Materials & Components segment also contributed to the turnaround in consolidated operating income.

Hitachi posted net other deductions of 8.7 billion yen, but this was 150.3 billion yen better than in the third quarter of fiscal 2008. In addition to an improvement in equity in losses due to a narrower loss at a semiconductor-affiliated company, this reflected lower expenses related to business restructuring, including impairment losses on fixed assets, and decreased losses on disposal of fixed assets and improved foreign currency fluctuations.

As a result of the above, Hitachi recorded income before income taxes of 57.6 billion yen, 231.2 billion yen better year over year. Hitachi also posted net income of 31.2 billion yen, a year-over-year improvement of 430.1 billion yen. Furthermore, Hitachi recorded net income attributable to Hitachi, Ltd. of 21.8 billion yen, a year-over-year improvement of 392.9 billion yen.

<Nine Months Ended December 31, 2009>

For the nine-month period ended December 31, 2009, consolidated revenues decreased 17% year over year, to 6,282.8 billion yen. Hitachi recorded operating income of 41.6 billion yen, down 140.9 billion yen from the corresponding period of the previous fiscal year. However, earnings have improved for three consecutive quarters now due to fixed cost reductions and other factors. Hitachi reported a net loss attributable to Hitachi, Ltd. of 111.3 billion yen, a year-over-year improvement of 245.5 billion yen, because of a large decrease in losses related to business restructuring and valuation losses on deferred tax assets.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended December 31, 2009			Nine months ended December 31, 2009
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	532.0	(11%)	5,784	1,568.8	(17%)	17,052
Operating income	23.8	(14.5)	259	50.8	(59.6)	553

<Third Quarter Ended December 31, 2009>

For the third quarter of fiscal 2009, the Information & Telecommunication Systems segment recorded revenues of 532.0 billion yen, a decrease of 11% year over year. Software and services posted lower revenues year over year, with revenues flat in software but lower in services mainly due to the impact of constrained IT investment in Japan in the financial and industrial sectors. Hardware revenues also fell year over year, despite the consolidation of Hitachi Kokusai Electric Inc., as well as strong sales of disk array subsystems, especially overseas. The decline in hardware revenues was attributable to a decrease due mainly to the effect of foreign currency fluctuations in the HDD business, as well as the end of a cycle of initial investment related to Next Generation Networks (NGNs) in the telecommunications networks business.

Segment operating income dropped 14.5 billion yen, to 23.8 billion yen. Software and services recorded lower operating income, reflecting lower services revenues and the flat result in software. Hardware also posted lower operating income due to lower earnings from telecommunications networks because of lower sales, although earnings from disk array subsystems were solid. The HDD business, which recorded a loss in the period from January through June 2009, returned to profitability in the July-September quarter and was profitable for the full year.

<Nine Months Ended December 31, 2009>

For the first nine months of fiscal 2009, the segment recorded a 17% year-over-year decline in revenues to 1,568.8 billion yen, and operating income dropped 59.6 billion yen, to 50.8 billion yen.

Note:	The HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended December 31, 2009 include the operating results of Hitachi GST for the three months ended September 30, 2009.

[Electronic Devices]

	Three months ended December 31, 2009			Nine months ended December 31, 2009
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	209.8	(19%)	2,281	630.2	(30%)	6,850
Operating income (loss)	0.5	(3.4)	6	(3.2)	(35.8)	(36)

<Third Quarter Ended December 31, 2009>

For the third quarter of fiscal 2009, Electronic Devices revenues were 209.8 billion yen, 19% down year over year, despite rising orders for semiconductor-related production equipment and electronic components on the back of a rebound in investment in the electronics sector, including semiconductors. The lower segment revenues reflect lower sales at Hitachi High-Technologies Corporation due to the fact that most of the deliveries for the increasing orders will take place in 2010 and thereafter. Another factor behind the decline in segment revenues was lower sales of displays for game consoles and certain other products.

The segment recorded operating income of 0.5 billion yen, down 3.4 billion yen year over year, due mainly to lower earnings at Hitachi High-Technologies because of lower sales.

<Nine Months Ended December 31, 2009>

For the first nine months of fiscal 2009, segment revenues decreased 30%, to 630.2 billion yen. The segment also posted an operating loss of 3.2 billion yen, which was 35.8 billion yen worse year over year.

[Power & Industrial Systems]

	Three months ended December 31, 2009			Nine months ended December 31, 2009
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	760.6	8%	8,268	2,196.2	(8%)	23,872
Operating income	23.6	49.1	258	1.0	(37.0)	11

<Third Quarter Ended December 31, 2009>

For the third quarter of fiscal 2009, Power & Industrial Systems revenues increased 8% year over year to 760.6 billion yen, despite Hitachi Construction Machinery Co., Ltd. recording lower sales due to the effect of falling global demand. The higher overall segment revenues reflected firm growth in sales of thermal power plant equipment in Europe and in sales of elevators and escalators to China, in addition to higher automotive systems sales thanks to the beneficial impact of various countries’ economic stimulus measures. The consolidation of Hitachi Koki Co., Ltd. in March 2009 also boosted sales.

The segment recorded operating income of 23.6 billion yen, a 49.1 billion yen improvement over the previous fiscal year. Although Hitachi Construction Machinery recorded lower earnings because of falling sales, earnings from automotive systems improved due to the benefits of business structural reforms and a partial recovery in the industry’s capacity utilization, and the power systems business posted improved earnings due mainly to better project management.

<Nine Months Ended December 31, 2009>

For the first nine months of fiscal 2009, segment revenues decreased 8% year over year, to 2,196.2 billion yen. Furthermore, operating income dropped 37.0 billion yen, to 1.0 billion yen.

[Digital Media & Consumer Products]

	Three months ended December 31, 2009			Nine months ended December 31, 2009
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	262.3	(15%)	2,852	781.7	(22%)	8,497
Operating income (loss)	4.1	20.3	46	(4.9)	37.8	(54)

<Third Quarter Ended December 31, 2009>

The Digital Media & Consumer Products segment saw revenues drop 15%, to 262.3 billion yen, despite continued strong sales of optical disk drive-related products. The lower overall segment revenues reflected the impact of the large reduction of overseas sales channels for flat-panel TVs as part of business structural reforms designed to lower operational risk, as well as lower sales of air conditioners due to constrained capital investment.

The segment posted operating income of 4.1 billion yen, 20.3 billion yen better than in the third quarter of fiscal 2008, despite the decrease in sales and sales prices. This was the result of continuing profitability in the flat-panel TV business resulting from the switch to procuring plasma panels from outside the Hitachi Group, reducing overseas sales channels and implementing other structural reforms as well as the fillip from the eco-points program. Moreover, optical disk drive-related products delivered increased earnings in line with higher sales.

<Nine Months Ended December 31, 2009>

For the first nine months of fiscal 2009, revenues dropped 22%, to 781.7 billion yen, and the segment recorded an operating loss of 4.9 billion yen, representing a 37.8 billion yen year-over-year improvement.

[High Functional Materials & Components]

	Three months ended December 31, 2009			Nine months ended December 31, 2009
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	326.6	(13%)	3,551	905.5	(30%)	9,843
Operating income	18.7	19.2	203	25.1	(43.2)	273

<Third Quarter Ended December 31, 2009>

For the third quarter of fiscal 2009, High Functional Materials & Components revenues decreased 13%, to 326.6 billion yen. This mainly reflected sales decreases at Hitachi Metals, Ltd. and Hitachi Cable, Ltd. Hitachi Chemical Co., Ltd., meanwhile, reported higher sales on signs of an up-tick in automotive components and LCD- and semiconductor-related products.

The segment reported operating income of 18.7 billion yen, a year-over-year improvement of 19.2 billion yen, the result of improved earnings at Hitachi Cable, Hitachi Chemical and Hitachi Metals on the back of higher sales of products for LCD- and semiconductor-related applications and the benefits of cutting fixed costs, procurement costs and other expenses.

<Nine Months Ended December 31, 2009>

For the first nine months of fiscal 2009, segment revenues decreased 30% year over year, to 905.5 billion yen, and operating income declined 43.2 billion yen, to 25.1 billion yen.

[Logistics, Services & Others]

	Three months ended December 31, 2009			Nine months ended December 31, 2009
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	241.5	(2%)	2,626	696.5	(15%)	7,571
Operating income	4.8	0.2	53	8.4	(7.9)	92

<Third Quarter Ended December 31, 2009>

For the third quarter of fiscal 2009, Logistics, Services & Others revenues edged down 2%, to 241.5 billion yen due to lower revenues at Hitachi Transport System, Ltd. on account of soft demand and lower sales at overseas sales subsidiaries.

Segment operating income increased 0.2 billion yen, to 4.8 billion yen year over year.

<Nine Months Ended December 31, 2009>

For the first nine months of fiscal 2009, Logistics, Services & Others revenues decreased 15%, to 696.5 billion yen, and operating income decreased 7.9 billion yen, to 8.4 billion yen.

[Financial Services]

	Three months ended December 31, 2009			Nine months ended December 31, 2009
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	92.4	10%	1,005	327.4	19%	3,559
Operating income	3.7	1.5	41	7.2	(2.4)	79

<Third Quarter Ended December 31, 2009>

For the third quarter of fiscal 2009, Financial Services revenues increased 10% year over year, to 92.4 billion yen due to the recording of large cancellation penalty payment receipts.

Segment operating income climbed 1.5 billion yen, to 3.7 billion yen, as Hitachi Capital Corporation made progress cutting operating costs and financing costs.

<Nine Months Ended December 31, 2009>

For the first nine months of fiscal 2009, segment revenues increased 19%, to 327.4 billion yen, while operating income declined 2.4 billion yen, to 7.2 billion yen.

(3) Revenues by Market

	Three months ended December 31, 2009			Nine months ended December 31, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Japan	1,232.7	(5%)	13,399	3,653.1	(15%)	39,708
Outside Japan	925.1	(4%)	10,056	2,629.7	(19%)	28,584
Asia	428.0	(5%)	4,653	1,210.9	(21%)	13,162
North America	180.7	(13%)	1,965	534.7	(23%)	5,812
Europe	221.0	(9%)	2,403	600.8	(15%)	6,531
Other Areas	95.3	(2%)	1,036	283.2	(15%)	3,078

<Third Quarter Ended December 31, 2009>

Revenues in Japan were 1,232.7 billion yen, down 5% year over year, reflecting lower revenues mainly in the Electronic Devices segment.

Outside Japan revenues declined 4%, to 925.1 billion yen due to a lackluster global economy and the impact of exchange rate fluctuations. However, sales increased in Europe, mainly of thermal power plant equipment. Sales to China decreased 4% year over year, to 261.1 billion yen, due to the impact of reducing sales channels for flat-panel TVs, despite recovering construction machinery sales.

As a result, the ratio of overseas revenues to consolidated revenues increased 1 percentage point to 43%.

<Nine Months Ended December 31, 2009>

For the first nine months of fiscal 2009, revenues in Japan decreased 15% year over year, to 3,653.1 billion yen. Overseas revenues declined 19%, to 2,629.7 billion yen. However, revenues increased two quarters in a row. Furthermore, while revenues to China dropped 19% year over year, to 700.3 billion yen, sales of construction machinery and elevators and escalators have been recovering each quarter.

(4) Capital Investment, Depreciation and R&D Expenditures

<Third Quarter Ended December 31, 2009>

For the third quarter of fiscal 2009, capital investment on a completion basis, excluding leasing assets, decreased 48% year over year, to 51.5 billion yen. Hitachi continued to strictly select investments, concentrating investments on strengthening the business base of the Power & Industrial Systems and the Information & Telecommunication Systems segments in order to bolster the Social Innovation Business.

Depreciation, excluding leasing assets, decreased 17%, to 89.0 billion yen, mainly due to the stricter selection of capital investments.

R&D expenditures declined 10%, to 90.2 billion yen, which corresponded to 4.2% of consolidated revenues. In line with its policy of strictly selecting development investments, the Company invested aggressively in strategic products that underpin the Social Innovation Business.

<Nine Months Ended December 31, 2009>

For the first nine months of fiscal 2009, capital investment on a completion basis, excluding leasing assets, decreased 44%, to 178.9 billion yen. Depreciation, excluding leasing assets, declined 11%, to 268.3 billion yen. R&D expenditures were down 13% at 269.1 billion yen, corresponding to 4.3% of consolidated revenues.

2. Financial Position

(1) Financial Position

	As of December 31, 2009
	Yen (billions)	Change from March 31, 2009	U.S. dollars (millions)
Total assets	8,978.4	(425.2)	97,592
Total liabilities	6,882.0	(342.2)	74,805
Total debt	2,714.0	(106.1)	29,500
Hitachi, Ltd. stockholders’ equity	1,164.4	114.5	12,658
Noncontrolling interests	931.9	(197.4)	10,129
Hitachi, Ltd. stockholders’ equity ratio	13.0%	1.9 point improvement	—
D/E ratio (including noncontrolling interests)	1.29 times	No change	—

Total assets as of December 31, 2009 decreased from March 31, 2009 due to the strict selection of capital investments and reduction of cash on hand. Total liabilities also decreased from March 31, 2009 due to a reduction in interest-bearing liabilities as well as a decrease in accruals for capital investments and bonuses. Total Hitachi, Ltd. stockholders’ equity increased from March 31, 2009 despite the 111.3 billion yen net loss attributable to Hitachi, Ltd. The increase was chiefly due to capital raising of 252.4 billion yen during the term. Noncontrolling interests decreased due to the tender offers for five publicly listed subsidiaries during the term. As a result, the total Hitachi, Ltd. stockholders’ equity ratio improved 1.9 points, while the debt-to-equity ratio was largely unchanged.

(2) Cash Flows

	Three months ended December 31, 2009			Nine months ended December 31, 2009
	Yen (billions)	Year-over-year Change	U.S. dollars (millions)	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Cash flows from operating activities	54.6	174.8	594	387.1	260.5	4,209
Cash flows from investing activities	(88.3)	45.8	(961)	(344.2)	32.6	(3,742)
Free cash flows	(33.7)	220.6	(367)	42.9	293.1	466
Cash flows from financing activities	141.9	(202.4)	1,543	(123.5)	(401.0)	(1,343)

<Third Quarter Ended December 31, 2009>

Operating activities provided net cash of 54.6 billion yen, a 174.8 billion yen increase from the net cash used in the same period of the previous fiscal year. This was mainly the result of a substantial improvement in the net loss.

Investing activities used net cash of 88.3 billion yen, 45.8 billion yen less year over year. The decrease was due to the stricter selection of investments, including purchases of property, plant and equipment and shares.

Free cash flows, the sum of cash flows from operating and investing activities, improved 220.6 billion yen year over year, to a negative figure of 33.7 billion yen.

Financing activities provided net cash of 141.9 billion yen, a 202.4 billion yen increase from the net cash used in the same period of the previous fiscal year, despite cash outflows for tender offers for five publicly listed subsidiaries during the term. The change reflected the issuance of shares and convertible bonds.

The net result of the above items was an increase of 178.7 billion yen in cash and cash equivalents to 726.1 billion yen.

<Nine Months Ended December 31, 2009>

For the first nine months of fiscal 2009, operating activities provided net cash of 387.1 billion yen, 260.5 billion yen more year over year. This increase in operating cash flows was the result of quickly collecting accounts receivables and reducing inventories.

Investing activities used net cash of 344.2 billion yen, 32.6 billion yen less year over year despite subscription to an allotment of shares to shareholders to increase capital by Renesas Technology Corp. in September 2009 and a decrease in securitization of investments in leases. The decrease was due to the stricter selection of investments, including purchases of property, plant and equipment and shares.

Free cash flows, the sum of cash flows from operating and investing activities, improved 293.1 billion yen year over year, to a positive figure of 42.9 billion yen.

Financing activities used net cash of 123.5 billion yen, 401.0 billion yen more than the net cash provided in the previous fiscal year despite the issuance of shares and convertible bonds. This was due to cash outflows for tender offers for five publicly listed subsidiaries and repayment of debt during the term.

3. Outlook for Fiscal 2009

	Year ending March 31, 2010
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)
Revenues	8,700.0	(87%)	95,604
Operating income	135.0	7.8	1,484
Loss before income taxes	(45.0)	244.8	(495)
Net loss	(195.0)	600.1	(2,143)
Net loss attributable to Hitachi, Ltd.	(210.0)	577.3	(2,308)

Note: All fiscal 2009 outlook figures were converted using 91 yen to the U.S. dollar.

In terms of the overall business environment going forward, the Japanese economy is expected to see exports continue rising, mainly to China, as well as ongoing stable sales of automobiles and household appliances, which have been stimulated by government spending programs. Nevertheless, consumer spending and corporate capital investment remain low. The Chinese economy registered high real GDP growth in the October-December 2009 quarter on the back of government economic stimulus measures. However, there is a high-profile movement to change government policy because of rising concerns that the economy is over-heating. The global economy as a whole has seen a modest economic recovery take place, but the outlook is for a protracted downturn in employment and personal incomes, with demand subdued especially in industrialized nations. Furthermore, a full-fledged recovery in capital investment is expected to take some time. The pace of economic recovery heretofore may slip somewhat or even stall in the first half of 2010 as countries around the world see the benefits of economic stimulus measures initiated in 2009 run their course and private-sector demand fail to recover sufficiently, with the exception of China and certain other countries.

Although the gradual economic recovery is expected to continue in the fourth quarter of fiscal 2009, Hitachi concerns the delay of recovery of private-sector capital investment and other factors. Therefore Hitachi is forecasting consolidated revenues for the full year of only the same level as previously forecast on October 29, 2009. In terms of earnings, Hitachi is projecting an improvement over previous forecasts thanks to cost-cutting measures and ongoing business restructuring as well as better project management in the Social Innovation Business.

Hitachi is assuming exchange rates of 85 yen to the U.S. dollar and 125 yen to the euro for the fourth quarter of fiscal 2009.

Consolidated Statements of Operations

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2008 (A)	2009 (B)		2009	2008 (C)	2009 (D)		2009
Revenues	2,260,573	2,157,906	95	23,456	7,571,120	6,282,864	83	68,292
Cost of sales	1,780,780	1,624,195	91	17,654	5,854,274	4,824,521	82	52,440
Selling, general and administrative expenses	494,317	467,351	95	5,080	1,534,288	1,416,743	92	15,399
Operating income (loss)	(14,524)	66,360	—	721	182,558	41,600	23	452
Other income	6,182	9,969	161	108	28,904	13,018	45	142
(Interest and dividends)	6,182	3,487	56	38	23,341	12,835	55	140
(Other)	0	6,482	—	70	5,563	183	3	2
Other deductions	165,288	18,724	11	204	246,949	107,152	43	1,165
(Interest charges)	9,029	6,426	71	70	27,302	19,984	73	217
(Other)	156,259	12,298	8	134	219,647	87,168	40	947
Income (loss) before income taxes	(173,630)	57,605	—	626	(35,487)	(52,534)	—	(571)
Income taxes	225,319	26,401	12	287	299,183	55,136	18	599
Net income (loss)	(398,949)	31,204	—	339	(334,670)	(107,670)	—	(1,170)
Less: Net income (loss) attributable to noncontrolling interests	(27,850)	9,322	—	101	22,242	3,669	16	40
Net income (loss) attributable to Hitachi, Ltd.	(371,099)	21,882	—	238	(356,912)	(111,339)	—	(1,210)

Consolidated Balance Sheets

	Yen (millions)			U.S. Dollars (millions)
	As of March 31, 2009 (A)	As of December 31, 2009 (B)	(B)-(A)	As of December 31, 2009

Total Assets	9,403,709	8,978,496	(425,213)	97,592
Current assets	5,065,399	4,792,431	(272,968)	52,092
Cash and cash equivalents	807,926	726,161	(81,765)	7,893
Short-term investments	8,654	13,832	5,178	150
Trade receivables
Notes	105,218	113,594	8,376	1,235
Accounts	2,028,060	1,844,039	(184,021)	20,044
Investments in leases	170,340	188,181	17,841	2,045
Inventories	1,456,271	1,443,878	(12,393)	15,694
Other current assets	488,930	462,746	(26,184)	5,030
Investments and advances	693,487	696,821	3,334	7,574
Property, plant and equipment	2,393,946	2,261,265	(132,681)	24,579
Other assets	1,250,877	1,227,979	(22,898)	13,348

Total Liabilities and Equity	9,403,709	8,978,496	(425,213)	97,592
Current liabilities	4,621,904	4,010,338	(611,566)	43,591
Short-term debt and current portion of long-term debt	1,530,457	1,132,265	(398,192)	12,307
Trade payables
Notes	39,811	27,751	(12,060)	302
Accounts	1,138,770	1,092,638	(46,132)	11,877
Advances received	386,519	416,836	30,317	4,531
Other current liabilities	1,526,347	1,340,848	(185,499)	14,574
Noncurrent liabilities	2,602,453	2,871,757	269,304	31,215
Long-term debt	1,289,652	1,581,739	292,087	17,193
Retirement and severance benefits	1,049,597	1,023,199	(26,398)	11,122
Other liabilities	263,204	266,819	3,615	2,900
Total equity	2,179,352	2,096,401	(82,951)	22,787
Total Hitachi, Ltd. stockholders’ equity	1,049,951	1,164,499	114,548	12,658
Common stock	282,033	408,809	126,776	4,444
Capital surplus	560,066	622,248	62,182	6,764
Legal reserve and retained earnings	820,440	709,101	(111,339)	7,708
Accumulated other comprehensive loss	(586,351)	(549,512)	36,839	(5,973)
(Foreign currency translation adjustments)	(179,737)	(196,163)	(16,426)	(2,132)
(Pension liability adjustments)	(405,082)	(368,892)	36,190	(4,010)
(Net unrealized holding gain on available-for-sale securities)	12	17,610	17,598	191
(Cash flow hedges)	(1,544)	(2,067)	(523)	(22)
Treasury stock	(26,237)	(26,147)	90	(284)
Noncontrolling interests	1,129,401	931,902	(197,499)	10,129

Consolidated Statements of Cash Flows

	Three months ended December 31			Nine months ended December 31
	Yen (millions)		U.S. $ (millions)	Yen (millions)		U.S. $ (millions)
	2008	2009	2009	2008	2009	2009
Cash flows from operating activities
Net income (loss)	(398,949)	31,204	339	(334,670)	(107,670)	(1,170)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	128,060	109,208	1,187	364,835	333,085	3,620
(Increase) decrease in receivables and inventories	(70,255)	(128,902)	(1,401)	(43,503)	161,933	1,760
Increase (decrease) in payables	(39,559)	70,409	765	(144,333)	(55,112)	(599)
Other	260,464	(27,297)	(297)	284,347	54,949	597

Net cash provided by (used in) operating activities	(120,239)	54,622	594	126,676	387,185	4,209

Cash flows from investing activities
(Increase) decrease in short-term investments	(512)	(629)	(7)	50,217	1,082	12
Purchase of rental assets and other properties, net	(143,343)	(101,657)	(1,105)	(517,594)	(366,454)	(3,983)
Sales (purchase) of investments in securities, net	(6,938)	847	9	4,503	(32,797)	(356)
Collection of investments in leases	46,940	39,517	430	176,721	122,385	1,330
Other	(30,344)	(26,458)	(288)	(90,791)	(68,489)	(744)

Net cash used in investing activities	(134,197)	(88,380)	(961)	(376,944)	(344,273)	(3,742)

Cash flows from financing activities
Increase (decrease) in interest-bearing debt	364,966	157,016	1,707	321,525	(93,921)	(1,021)
Proceeds from issuance of common stock	—	252,447	2,744	—	252,447	2,744
Dividends paid to stockholders	(9,994)	—	—	(19,937)	(134)	(1)
Dividends paid on noncontrolling interests	(10,645)	(7,933)	(86)	(23,777)	(21,493)	(234)
Other	80	(259,545)	(2,821)	(311)	(260,489)	(2,831)

Net cash provided by (used in) financing activities	344,407	141,985	1,543	277,500	(123,590)	(1,343)

Effect of exchange rate changes on cash and cash equivalents	(39,030)	489	5	(40,800)	(1,087)	(12)

Net increase (decrease) in cash and cash equivalents	50,941	108,716	1,182	(13,568)	(81,765)	(889)
Cash and cash equivalents at beginning of the period	496,451	617,445	6,711	560,960	807,926	8,782

Cash and cash equivalents at end of the period	547,392	726,161	7,893	547,392	726,161	7,893

Segment Information

(1) Industry Segments

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2008 (A)	2009 (B)		2009	2008 (C)	2009 (D)		2009
Information & Telecommunication Systems	600,965	532,084	89	5,784	1,882,761	1,568,805	83	17,052
	23%	22%			22%	22%
Electronic Devices	258,249	209,855	81	2,281	899,447	630,225	70	6,850
	10%	9%			10%	9%
Power & Industrial Systems	702,572	760,668	108	8,268	2,396,455	2,196,241	92	23,872
	27%	31%			28%	31%
Digital Media & Consumer Products	309,392	262,344	85	2,852	1,004,893	781,706	78	8,497
	12%	11%			12%	11%
High Functional Materials & Components	376,538	326,678	87	3,551	1,297,711	905,547	70	9,843
	15%	13%			15%	13%
Logistics, Services & Others	246,554	241,570	98	2,626	821,509	696,531	85	7,571
	10%	10%			10%	10%
Financial Services	84,333	92,424	110	1,005	274,325	327,473	119	3,559
	3%	4%			3%	4%
Subtotal	2,578,603	2,425,623	94	26,365	8,577,101	7,106,528	83	77,245
	100%	100%			100%	100%
Eliminations & Corporate Items	(318,030)	(267,717)	—	(2,910)	(1,005,981)	(823,664)	—	(8,953)
Revenues Total	2,260,573	2,157,906	95	23,456	7,571,120	6,282,864	83	68,292

Information & Telecommunication Systems	38,382	23,809	62	259	110,555	50,869	46	553
	—%	30%			48%	60%
Electronic Devices	4,084	593	15	6	32,611	(3,266)	—	(36)
	—%	1%			14%	(4%)
Power & Industrial Systems	(25,491)	23,696	—	258	38,027	1,005	3	11
	—%	30%			16%	1%
Digital Media & Consumer Products	(16,132)	4,190	—	46	(42,793)	(4,972)	—	(54)
	—%	5%			(18%)	(6%)
High Functional Materials & Components	(588)	18,702	—	203	68,327	25,114	37	273
	—%	23%			29%	30%
Logistics, Services & Others	4,666	4,889	105	53	16,337	8,421	52	92
	—%	6%			7%	10%
Financial Services	2,176	3,732	172	41	9,651	7,234	75	79
	—%	5%			4%	9%
Subtotal	7,097	79,611	—	865	232,715	84,405	36	917
	—%	100%			100%	100%
Eliminations & Corporate Items	(21,621)	(13,251)	—	(144)	(50,157)	(42,805)	—	(465)
Operating income (loss) Total	(14,524)	66,360	—	721	182,558	41,600	23	452

Note: Revenues by industry segment include intersegment transactions.

(2) Revenues by Market

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2008 (A)	2009 (B)		2009	2008 (C)	2009 (D)		2009
Japan	1,301,457	1,232,743	95	13,399	4,309,698	3,653,117	85	39,708
	58%	57%			57%	58%
Asia	452,672	428,032	95	4,653	1,527,923	1,210,929	79	13,162
	20%	20%			20%	19%
North America	207,389	180,772	87	1,965	691,632	534,711	77	5,812
	9%	8%			9%	9%
Europe	202,035	221,058	109	2,403	710,313	600,893	85	6,531
	9%	10%			9%	10%
Other Areas	97,020	95,301	98	1,036	331,554	283,214	85	3,078
	4%	5%			5%	4%
Outside Japan	959,116	925,163	96	10,056	3,261,422	2,629,747	81	28,584
	42%	43%			43%	42%
Total	2,260,573	2,157,906	95	23,456	7,571,120	6,282,864	83	68,292
	100%	100%			100%	100%

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•	legislative and regulatory changes enacted by the new Japanese government;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems, the Electronic Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

# # #

February 4, 2010

Hitachi, Ltd.

Supplementary Information

for the Third Quarter ended December 31, 2009

1. Summary(Consolidated basis)

	2008		2009
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100	(E)	(E)/FY2008 X100
Revenues*1	2,260.5	7,571.1	2,157.9	95%	6,282.8	83%	8,700.0	87%
Operating income (loss)*1	(14.5)	182.5	66.3	—	41.6	23%	135.0	106%
Percentage of revenues	(0.6)	2.4	3.1	—	0.7	—	1.6	—
Income (loss) before income taxes*1	(173.6)	(35.4)	57.6	—	(52.5)	—	(45.0)	—
Net income (loss)*1	(398.9)	(334.6)	31.2	—	(107.6)	—	(195.0)	—
Net income (loss) attributable to Hitachi, Ltd.*1	(371.0)	(356.9)	21.8	—	(111.3)	—	(210.0)	—
Average exchange rate (yen / U.S.$)	95	102	90	—	94	—	—	—
Net interest and dividends*1	(2.8)	(3.9)	(2.9)	—	(7.1)	—	—	—

*1	Billions of yen

Assumed exchange rate for 4th quarter of fiscal 2009(yen / U.S.$): 85

	As of March 31, 2009	As of December 31, 2009
Cash & cash equivalents, Short-term investments (billions of yen)	816.5	739.9
Interest-bearing debt (billions of yen)	2,820.1	2,714.0
D/E Ratio*2 (times)	1.29	1.29
Number of employees	400,129	400,509
Japan	260,677	259,894
Overseas	139,452	140,615
Number of consolidated subsidiaries (Including Variable Interest Entities)	943	910
Japan	403	368
Overseas	540	542

*2	Including noncontrolling interests

2. Consolidated Revenues by Industry Segment	(Billions of yen)

	2008		2009
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100	(E)	(E)/FY2008 X100
Information & Telecommunication Systems	600.9	1,882.7	532.0	89%	1,568.8	83%	2,220.0	86%
Electronic Devices	258.2	899.4	209.8	81%	630.2	70%	860.0	75%
Power & Industrial Systems	702.5	2,396.4	760.6	108%	2,196.2	92%	3,110.0	94%
Digital Media & Consumer Products	309.3	1,004.8	262.3	85%	781.7	78%	1,060.0	84%
High Functional Materials & Components	376.5	1,297.7	326.6	87%	905.5	70%	1,250.0	80%
Logistics, Services & Others	246.5	821.5	241.5	98%	696.5	85%	930.0	85%
Financial Services	84.3	274.3	92.4	110%	327.4	119%	410.0	100%
Eliminations & Corporate Items	(318.0)	(1,005.9)	(267.7)	—	(823.6)	—	(1,140.0)	—
Total	2,260.5	7,571.1	2,157.9	95%	6,282.8	83%	8,700.0	87%

3. Consolidated Operating Income (Loss) by Industry Segment							(Billions of yen)

	2008		2009
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100	(E)	(E)/FY2008 X100
Information & Telecommunication Systems	38.3	110.5	23.8	62%	50.8	46%	108.0	61%
Electronic Devices	4.0	32.6	0.5	15%	(3.2)	—	(8.0)	—
Power & Industrial Systems	(25.4)	38.0	23.6	—	1.0	3%	54.0	223%
Digital Media & Consumer Products	(16.1)	(42.7)	4.1	—	(4.9)	—	(9.0)	—
High Functional Materials & Components	(0.5)	68.3	18.7	—	25.1	37%	38.0	137%
Logistics, Services & Others	4.6	16.3	4.8	105%	8.4	52%	10.0	44%
Financial Services	2.1	9.6	3.7	172%	7.2	75%	10.0	99%
Eliminations & Corporate Items	(21.6)	(50.1)	(13.2)	—	(42.8)	—	(68.0)	—
Total	(14.5)	182.5	66.3	—	41.6	23%	135.0	106%

4. Consolidated Overseas Revenues by Industry Segment					(Billions of yen)

	2008		2009
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100
Information & Telecommunication Systems	241.1	716.5	204.6	85%	552.8	77%
Electronic Devices	100.3	358.5	85.3	85%	253.6	71%
Power & Industrial Systems	275.6	986.7	323.1	117%	904.8	92%
Digital Media & Consumer Products	135.5	439.3	107.8	80%	335.4	76%
High Functional Materials & Components	127.4	457.8	113.7	89%	330.7	72%
Logistics, Services & Others	67.0	262.5	78.2	117%	215.1	82%
Financial Services	11.9	39.8	12.1	101%	37.0	93%
Total	959.1	3,261.4	925.1	96%	2,629.7	81%

5. Consolidated Capital Investment by Industry Segment (Completion basis, including leasing assets)

(Billions of yen)

	2008		2009
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100
Information & Telecommunication Systems	14.8	47.4	12.0	81%	36.6	77%
Electronic Devices	6.8	24.7	4.2	62%	15.7	64%
Power & Industrial Systems	43.0	134.8	22.2	52%	74.9	56%
Digital Media & Consumer Products	6.1	33.2	4.3	71%	14.5	44%
High Functional Materials & Components	25.6	77.3	11.0	43%	36.2	47%
Logistics, Services & Others	10.0	22.6	4.4	44%	15.3	68%
Financial Services	81.3	276.2	66.2	81%	212.2	77%
Eliminations & Corporate Items	(4.9)	(20.9)	(4.2)	—	(13.8)	—
Total	183.1	595.6	120.4	66%	391.8	66%
Internal Use Assets	98.9	319.7	51.5	52%	178.9	56%
Leasing Assets	84.1	275.8	68.8	82%	212.8	77%

6. Consolidated Depreciation by Industry Segment				(Billions of yen)

	2008		2009
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100
Information & Telecommunication Systems	23.5	71.6	21.3	91%	64.6	90%
Electronic Devices	7.7	22.1	8.0	104%	22.7	103%
Power & Industrial Systems	37.1	98.8	30.7	83%	92.5	94%
Digital Media & Consumer Products	11.6	37.1	7.9	69%	24.3	66%
High Functional Materials & Components	25.4	61.5	19.3	76%	58.1	94%
Logistics, Services & Others	6.5	19.4	6.2	95%	18.7	97%
Financial Services	15.4	52.3	15.0	97%	50.1	96%
Eliminations & Corporate Items	0.5	1.8	0.5	91%	1.6	89%
Total	128.0	364.8	109.2	85%	333.0	91%
Internal Use Assets	107.6	301.1	89.0	83%	268.3	89%
Leasing Assets	20.4	63.7	20.1	99%	64.7	102%

7. Consolidated R&D Expenditure by Industry Segment				(Billions of yen)

	2008		2009
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100
Information & Telecommunication Systems	36.9	115.0	35.0	95%	106.4	93%
Electronic Devices	10.7	32.5	10.4	98%	30.4	94%
Power & Industrial Systems	27.2	84.8	22.6	83%	65.7	77%
Digital Media & Consumer Products	7.3	23.7	6.0	82%	18.8	79%
High Functional Materials & Components	12.7	38.9	11.3	89%	33.3	86%
Logistics, Services & Others	0.6	2.3	0.5	92%	2.0	84%
Financial Services	0.0	0.2	0.0	67%	0.0	36%
Corporate Items	4.1	12.7	4.0	99%	12.2	96%
Total	99.7	310.4	90.2	90%	269.1	87%
Percentage of revenues (%)	4.4	4.1	4.2	—	4.3	—

8. Information & Telecommunication Systems*3

(1) Revenues and Operating Income*4	(Billions of yen)

	2008		2009
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100	(E)	(E)/FY2008 X100
Revenues	600.9	1,882.7	532.0	89%	1,568.8	83%	2,220.0	86%
Software & Services	272.5	883.2	252.4	93%	782.1	89%	1,070.0	84%
Software	39.0	118.3	38.1	98%	108.0	91%
Services	233.5	764.9	214.3	92%	674.1	88%
Hardware	328.4	999.4	279.5	85%	786.4	79%	1,150.0	87%
Storage*5	205.6	603.2	169.7	83%	460.3	76%
Servers*6	12.3	50.4	12.5	102%	39.5	78%
PCs*7	6.5	26.1	5.8	89%	19.2	74%
Telecommunication	35.8	110.9	31.5	88%	98.0	88%
Others	68.2	208.8	59.9	88%	169.3	81%
Operating income	38.3	110.5	23.8	62%	50.8	46%	108.0	61%
Software & Services							74.0	64%
Hardware							34.0	55%

*3	The Hard Disk Drive(HDD) operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the nine months ended December 31, 2009 include the operating results of Hitachi GST for the nine months ended September 30, 2009.
*4	Figures for each product exclude intra-segment transactions.
*5	Figures for Storage include disk array subsystems, hard disk drives, etc.
*6	Figures for Servers include general-purpose computers, UNIX servers, etc.
*7	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions (except Hard Disk Drives)	(Billions of yen)

	2008		2009
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31		Total (Forecast)
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100	(E)	(E)/FY2008 X100
Revenues	83.0	261.0	82.0	99%	224.0	86%	290.0	85%

(3) Hard Disk Drives*8*9

Period recorded for consolidated accounting purposes	2008		2009
	Three months ended December 31	Nine months ended December 31	Three months ended December 31		Nine months ended December 31
	(A)	(B)	(C)	(C)/(A) X100	(D)	(D)/(B) X100
Shipment Period	Jul. 2008 to Sep. 2008	Jan. 2008 to Sep. 2008	Jul. 2009 to Sep. 2009		Jan. 2009 to Sep. 2009
Revenues
Billions of yen	158.1	455.7	121.0	77%	326.6	72%
Millions of U.S. dollars	1,477	4,322	1,292	87%	3,427	79%
Operating income(loss)
Billions of yen	9.1	21.5	5.5	60%	(3.1)	—
Millions of U.S. dollars	85	204	59	69%	(30)	—
Shipments (thousand units)*10	25,800	68,900	25,000	97%	66,500	97%
Consumer and Commercial
2.5-inch	14,800	36,300	14,300	97%	36,200	100%
3.5-inch	9,400	27,400	8,200	87%	24,600	89%
Servers	1,400	4,400	1,500	106%	3,800	88%
Emerging	210	780	570	268%	1,230	158%
External HDD	—	—	450	—	670	—

*8	Figures include intra-segment transactions.
*9	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*10	Shipment less than 100,000 units have been rounded, with the exception of Emerging and External HDD, where shipment less than 10,000 units have been rounded.

Period recorded for consolidated accounting purposes	2008		2009
	Three months ended March 31, 2009	Total	Three months ended March 31, 2010		Total
	(E)	(F)	(G)(Preliminary)	(G)/(E) X100	(H)(Preliminary)	(H)/(F) X100
Shipment Period	Oct. 2008 to Dec. 2008	Jan. 2008 to Dec. 2008	Oct. 2009 to Dec. 2009		Jan. 2009 to Dec. 2009
Revenues
Billions of yen	118.9	573.3	125.0	105%	451.7	79%
Millions of U.S. dollars	1,252	5,574	1,394	111%	4,821	86%
Operating income
Billions of yen	0.4	21.4	12.3	—	9.2	43%
Millions of U.S. dollars	4	208	137	—	106	51%
Shipments (thousand units)*10	22,300	91,200	24,900	112%	91,400	100%
Consumer and Commercial
2.5-inch	11,900	48,200	14,400	121%	50,600	105%
3.5-inch	8,700	36,200	7,100	82%	31,700	88%
Servers	1,300	5,700	1,700	126%	5,500	97%
Emerging	360	1,140	840	235%	2,070	182%
External HDD	—	—	880	—	1,550	—

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Revisions of Consolidated

Business Forecasts for Fiscal 2009

Tokyo, February 4, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced revisions to the Company’s consolidated business forecasts for fiscal 2009, year ending March 31, 2010, which were announced on October 29, 2009, in light of recent business performance.

Revisions of Consolidated Business Forecasts for Fiscal 2009 (from April 1, 2009 to March 31, 2010)					(Millions of yen )
	Revenues	Operating income	Loss before income taxes	Net loss	Net loss attributable to Hitachi, Ltd
Previous forecast (A)	8,700,000	80,000	(90,000)	(220,000)	(230,000)
Revised forecast (B)	8,700,000	135,000	(45,000)	(195,000)	(210,000)
(B)-(A)	0	55,000	45,000	25,000	20,000
% change	0.0%	68.8%	—	—	—
Fiscal 2008 ended March 31, 2009	10,000,369	127,146	(289,871)	(795,120)	(787,337)

The Company also disclosed the revisions of consolidated revenues and operating income forecasts by Industry Segment for fiscal 2009 on page 2 of “Supplementary Information for the Third Quarter ended December 31, 2009”

Reasons for Revisions

Although the gradual economic recovery is expected to continue in the fourth quarter of fiscal 2009, Hitachi concerns the delay of recovery of private-sector capital investment and other factors. Therefore Hitachi is forecasting consolidated revenues for the full year of only the same level as previously forecast on October 29, 2009. In terms of earnings, Hitachi is projecting an improvement over previous forecasts thanks to cost-cutting measures and ongoing business restructuring as well as better project management in the Social Innovation Business.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•	legislative and regulatory changes enacted by the new Japanese government;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems, the Electronic Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

#  #  #

FOR IMMEDIATE RELEASE

Hitachi Announces Changes to Top Managements

Tokyo, February 4, 2010 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the change of President in accordance with a resolution passed by a meeting of the Board of Directors held today.

Effective April 1, 2010

< Director, Representative Executive Officer, Chairman and Chief Executive Officer >

Takashi Kawamura: currently Director, Representative Executive Officer, Chairman, President and Chief Executive Officer,

< Representative Executive Officer and President >

Hiroaki Nakanishi: currently Representative Executive Officer, Executive Vice President and Executive Officer

Hiroaki Nakanishi will be proposed as a Director candidate. After approval at Hitachi’s Ordinary General Meeting of Shareholders in late June, Mr. Nakanishi will be appointed as a Director.

Hiroaki Nakanishi

1. Date of Birth	:	March 14, 1946

2. Education

June, 1979	:	Master of Science in Computer Engineering Department of Computer Science, Stanford University, Stanford, CA USA

March, 1970	:	Graduated from Faculty of Engineering, The University of Tokyo

3. Business Experience

December, 2009	:	Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Power Systems Business, Industrial Systems Business, Automotive Systems Business and Production Technology, General Manager of Supervisory Office for MONOZUKURI and Corporate Quality Assurance Division, Chairman of the Board of Hitachi Global Storage Technologies, Inc.

April, 2009	:	Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Power Systems Business, Industrial Systems Business, Automotive Systems Business and Production Technology, General Manager of Supervisory Office for MONOZUKURI, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division, Chairman of the Board of Hitachi Global Storage Technologies, Inc.

January, 2007	:	Chairman & CEO of Hitachi Global Storage Technologies, Inc.

April, 2006	:	Executive Vice President and Executive Officer, Chief Executive for North America and Chairman & CEO of Hitachi Global Storage Technologies, Inc.

June, 2005	:	Senior Vice President and Executive Officer, Chief Executive for North America and Chairman & CEO of Hitachi Global Storage Technologies, Inc.

April, 2004	:	Senior Vice President and Executive Officer, General Manager of Hitachi Group - Global Business and Chief Executive for North America and Europe

June, 2003	:	Vice President and Executive Officer, General Manager of Global Business and Chief Executive for Europe

April, 2003	:	General Manager of Global Business and Chief Executive for Europe

April, 2002	:	Chief Marketing Officer and General Manager of International Operations Division, Information & Telecommunication Systems Group

July, 2001	:	General Manager of International Operations Division, Information & Telecommunication Systems Group

August, 2000	:	Deputy General Manager of Information & Telecommunication Systems Group, Hitachi, Ltd.

June, 1998	:	Managing Director of Hitachi Europe Ltd.

February, 1993	:	Deputy General Manager, Omika Works

February, 1990	:	Senior Manager of Computer Control Design Department, Omika Works

April, 1970	:	Joined Hitachi, Ltd.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Executive Changes

Tokyo, February 4, 2010 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on April 1, 2010.

1. Executive Changes [Effective April 1, 2010]

(1) Reappointment

Yoshito Tsunoda

New Position: Senior Vice President and Executive Officer, in charge of Battery Systems Business, General Manager of Motor Power Systems Division Director, Representative Executive Officer, President and Chief Executive Officer of Hitachi Maxell, Ltd.

Current Position: Director, Representative Executive Officer, President and Chief Executive Officer of Hitachi Maxell, Ltd.

(2) New Executive Officers

Nobuo Mochida

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Corporate Planning, High Functional Materials & Components and Production Engineering, General Manager of Corporate Quality Assurance Division and Supervisory Office for MONOZUKURI, Deputy General Manager of Supervisory Office for Business Infrastructure, Chairman of the Board of Hitachi Metals, Ltd.

Current Position: Representative Executive Officer, President and Chief Executive Officer and Director of Hitachi Metals, Ltd.

Yutaka Saito

New Position: Vice President and Executive Officer, President & CEO of Information & Control Systems Company

Current Position: President & CEO of Information & Control Systems Company

Yoshihiko Mogami

New Position: Vice President and Executive Officer, Chief Executive Officer of System Solutions Business, Information & Telecommunication Group, Information & Telecommunication Systems Company

Current Position: Chief Operating Officer of System Solutions Business, Information & Telecommunication Group, Information & Telecommunication Systems Company

Masahide Tanigaki

New Position: Vice President and Executive Officer, in charge of Corporate Export Regulation, General Manager of Corporate Marketing Group and International Marketing Division

Current Position: Deputy General Manager of Power Systems Sales Management Division, Power Systems Company, Deputy General Manager of International Marketing Division, Corporate Marketing Group

Ryuichi Kitayama

New Position: Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Domestic Marketing Division and Customer Satisfaction Promotion Center

Current Position: Chief Marketing Officer and General Manager of Sales Management & Accounting Division, Information & Telecommunication Group, Information & Telecommunication Systems Company, Deputy General Manager of Domestic Marketing Division, Corporate Marketing Group

(3) Changes of Position

Kazuhiro Mori

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Automotive Systems Business, Motor Power Systems, Battery Systems Business, Sales Operations, Hitachi Group Global Business, Procurement, Medical Systems Business and Business Incubation, General Manager of Supervisory Office for Sales and Promotion and Corporate Export Regulation Division

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Sales Operations, Hitachi Group Global Business and Business Incubation, General Manager of Supervisory Office for Sales and Promotion and Corporate Export Regulation Division

Takashi Hatchoji

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Urban Planning and Development Systems Business, Defense Systems Business, Corporate Planning, Environmental Strategies, Human Capital, Legal & Corporate Communications, Corporate Brand and Corporate Auditing, General Manager of Supervisory Office for Business Infrastructure, Hitachi Group Chief Environmental Strategy Officer, General Manager of Supervisory Office for Product Environmental Information

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Corporate Planning, Environmental Strategies, Human Capital, Legal & Corporate Communications, Corporate Brand and Corporate Auditing, General Manager of Supervisory Office for Business Infrastructure, Hitachi Group Chief Environmental Strategy Officer, General Manager of Supervisory Office for Product Environmental Information

Takashi Miyoshi

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Management Reform, Finance, Corporate Pension System, Business Development and Consumer Business, Deputy General Manager of Supervisory Office for Management Reforms and Chief Hitachi Group Headquarters

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Management Reform, Finance, Corporate Pension System, Hitachi Group Management, Business Development and Consumer Business, Deputy General Manager of Supervisory Office for Management Reforms and Chief Hitachi Group Headquarters

Naoya Takahashi

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information & Telecommunication Business, Information & Control Systems Business, Research & Development and Information Technology, General Manager of Supervisory Office for Business Coordination, Hitachi Group Chief Technology Officer, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information & Telecommunication Business, Research & Development and Information Technology, General Manager of Supervisory Office for Business Coordination, Hitachi Group Chief Technology Officer, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

Toyoaki Nakamura

New Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance and Corporate Pension System

Current Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Corporate Pension System and Hitachi Group Management

Kaichiro Sakuma

New Position: Vice President and Executive Officer, Chief Executive Officer of Platform Systems Business, Information & Telecommunication Group, Information & Telecommunication Systems Company

Current Position: Vice President and Executive Officer, Chief Executive Officer of System Solutions Business, Information & Telecommunication Group, Information & Telecommunication Systems Company

Shigeru Azuhata

New Position: Vice President and Executive Officer, General Manager of Research & Development Group and Medical Systems Business Division, Deputy General Manager of Supervisory Office for Business Coordination

Current Position: Vice President and Executive Officer, General Manager of Research & Development Group, Environmental Strategy Office and Medical Systems Business Division, Deputy General Manager of Supervisory Office for Business Coordination

Masahiro Kitano

New Position: Vice President and Executive Officer, in charge of Quality Assurance and Production Engineering, General Manager of Environmental Strategy Office, Deputy General Manager of Supervisory Office for Product Environmental Information

Current Position: Vice President and Executive Officer, Chief Executive Officer of Platform Systems Business, Information & Telecommunication Group, Information & Telecommunication Systems Company

2. Resignation [Effective March 31, 2010]

Koichiro Nishikawa, currently Senior Vice President and Executive Officer, in charge of Business Development

—Scheduled to be appointed Senior Executive Managing Officer of Hitachi Cable, Ltd., effective on April 1, 2010

Taiji Hasegawa, currently Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Procurement, General Manager of Battery Systems Division and Motor Power Systems Division

—Scheduled to be appointed Executive Vice President of Hitachi Construction Machinery Co., Ltd., effective on April 1, 2010

Shozo Saito, currently Senior Vice President and Executive Officer, in charge of Environmental Strategies, Quality Assurance, Production Engineering and Power Systems Engineering, General Manager of Investment Planning Office, Deputy General Manager of Supervisory Office for Product Environmental Information

—Scheduled to be appointed Chairman of the Board of Hitachi-GE Nuclear Energy, Ltd., effective on April 1, 2010

Koushi Nagano, currently Vice President and Executive Officer, General Manager of Corporate Marketing Group, Domestic Marketing Division and Customer Satisfaction Promotion Center, Deputy General Manager of Supervisory Office for Sales and Promotion

—Scheduled to be appointed Senior Adviser of Hitachi Industrial Equipment Systems Co., Ltd., effective on April 1, 2010, and also scheduled to be appointed President and Director of Hitachi Industrial Equipment Systems Co., Ltd., effective on June 17, 2010

Masao Hisada, currently Vice President and Executive Officer, in charge of Corporate Export Regulation, Deputy General Manager of Corporate Marketing Group, General Manager of International Marketing Division and International Strategy Division

—Scheduled to be appointed Representative Executive Officer, Executive Vice President and Executive Officer of Hitachi High-Technologies Corporation, effective on April 1, 2010

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

<Reference>

1. Executive Officers [Effective April 1, 2010]

[(a) Reappointment / (b) New]

Takashi Kawamura	Representative Executive Officer, Chairman and Chief Executive Officer, General Manager of Supervisory Office for Management Reforms

Hiroaki Nakanishi

Representative Executive Officer and President,

in charge of Power Systems Business and Industrial & Social Infrastructure Systems Business,

General Manager of Supervisory Office for Overseas Plant Construction Business,

Chairman of the Board of Hitachi Global Storage Technologies, Inc.

Kazuhiro Mori

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Automotive Systems Business, Motor Power Systems, Battery Systems Business, Sales Operations, Hitachi Group Global Business, Procurement, Medical Systems Business and Business Incubation,

General Manager of Supervisory Office for Sales and Promotion and Corporate Export Regulation Division

Takashi Hatchoji

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Urban Planning and Development Systems Business, Defense Systems Business, Corporate Planning, Environmental Strategies, Human Capital, Legal & Corporate Communications, Corporate Brand and Corporate Auditing,

General Manager of Supervisory Office for Business Infrastructure,

Hitachi Group Chief Environmental Strategy Officer,

General Manager of Supervisory Office for Product Environmental Information

Takashi Miyoshi

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Management Reform, Finance, Corporate Pension System, Business Development and Consumer Business,

Deputy General Manager of Supervisory Office for Management Reforms and Chief Hitachi Group Headquarters

Naoya Takahashi

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Information & Telecommunication Business, Information & Control Systems Business, Research & Development and Information Technology,

General Manager of Supervisory Office for Business Coordination,

Hitachi Group Chief Technology Officer,

Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

(b)	Nobuo Mochida

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Corporate Planning, High Functional Materials & Components and Production Engineering,

General Manager of Corporate Quality Assurance Division and Supervisory Office for MONOZUKURI,

Deputy General Manager of Supervisory Office for Business Infrastructure,

Chairman of the Board of Hitachi Metals, Ltd.

	Junzo Nakajima	Senior Vice President and Executive Officer, President & CEO of Information & Telecommunication Systems Company, Group CEO of Information & Telecommunication Group

(a)	Yoshito Tsunoda

Senior Vice President and Executive Officer,

in charge of Battery Systems Business,

General Manager of Motor Power Systems Division

Director, Representative Executive Officer, President and Chief Executive Officer of Hitachi Maxell, Ltd.

	Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance and Corporate Pension System

	Tadahiko Ishigaki	Senior Vice President and Executive Officer, Chief Executive for the Americas

	Stephen Gomersall	Senior Vice President and Executive Officer, Chief Executive for Europe

	Koji Tanaka	Vice President and Executive Officer, President & CEO of Power Systems Company, General Manager of Renewable Energy & Smart Grid Division

	Akira Maru	Vice President and Executive Officer, Chief Executive Officer of Nuclear Systems, General Manager of Nuclear System Division, Power Systems Company

	Hitoshi Isa	Vice President and Executive Officer, Chief Executive Officer of Thermal Power Systems, Power Systems Company

	Gaku Suzuki	Vice President and Executive Officer, President & CEO of Industrial & Social Infrastructure Systems Company, General Manager of Intercity Express Programme Division

	Hideaki Takahashi	Vice President and Executive Officer, President & CEO of Urban Planning and Development Systems Company

(b)	Yutaka Saito	Vice President and Executive Officer, President & CEO of Information & Control Systems Company

	Shinjiro Iwata	Vice President and Executive Officer, Chief Executive Officer of Service Business (Global), Information & Telecommunication Group, Information & Telecommunication Systems Company

(b)	Yoshihiko Mogami	Vice President and Executive Officer, Chief Executive Officer of System Solutions Business, Information & Telecommunication Group, Information & Telecommunication Systems Company

	Kaichiro Sakuma	Vice President and Executive Officer, Chief Executive Officer of Platform Systems Business, Information & Telecommunication Group, Information & Telecommunication Systems Company

(b)	Masahide Tanigaki	Vice President and Executive Officer, in charge of Corporate Export Regulation, General Manager of Corporate Marketing Group and International Marketing Division

(b)	Ryuichi Kitayama	Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Domestic Marketing Division and Customer Satisfaction Promotion Center

	Takao Koyama	Vice President and Executive Officer, General Manager of Kansai Area Operation, Deputy General Manager of Domestic Marketing Division, Corporate Marketing Group

Shigeru Azuhata	Vice President and Executive Officer, General Manager of Research & Development Group and Medical Systems Business Division, Deputy General Manager of Supervisory Office for Business Coordination

Kenji Ohno	Vice President and Executive Officer, in charge of Human Capital, General Manager of Head Office Business Support Division

Toshiaki Kuzuoka

Vice President and Executive Officer,

in charge of Legal & Corporate Communications, Corporate Brand and Corporate Auditing,

General Manager of Legal Division, Compliance Division and Centennial Project Division

Makoto Ebata	Vice President and Executive Officer, in charge of Procurement

Masahiro Kitano

Vice President and Executive Officer,

in charge of Quality Assurance and Production Engineering,

General Manager of Environmental Strategy Office,

Deputy General Manager of Supervisory Office for Product Environmental Information

Nobuyuki Ohno	Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

Osamu Ohno	Vice President and Executive Officer, General Manager of Information Technology Division, Chief Innovation Officer of Power Systems Company

2. Biography of Reappointment and New Executive Officers

Nobuo Mochida

1. Date of Birth	:	April 1, 1947

2. Education

March, 1970	:	Graduated from Faculty of Engineering, The University of Tokyo

3. Business Experience

June, 2006	:	Director, Representative Executive Officer, President and Chief Executive Officer of Hitachi Metals, Ltd.

June, 2005	:	Vice President and Executive Officer of Hitachi Metals, Ltd., Director, Vice President and Executive Officer of NEOMAX Co., Ltd.

June, 2004	:	Director, Vice President and Executive Officer of NEOMAX Co., Ltd.

April, 2004	:	Vice President and Director of NEOMAX Co., Ltd.

October, 2002	:	Managing Officer, President of Magnetic Materials Company, Hitachi Metals, Ltd.

October, 2001	:	President of Magnetic Materials Company; Hitachi Metals, Ltd.

April, 1999	:	General Manager of Kumagaya Magnetic Works, Hitachi Metals, Ltd.

April, 1970	:	Joined Hitachi Metals, Ltd.

Yoshito Tsunoda

1. Date of Birth	:	September 20, 1944

2. Education

March, 1971	:	Graduated from the University of Tokyo Graduated School of Science (master’s degree)

3. Business Experience

April, 2006	:	Director, Representative Executive Officer, President and Chief Executive Officer of Hitachi Maxell, Ltd.

June, 2005	:	Director, Senior Vice President and Executive Officer of Hitachi Maxell, Ltd.

April, 2005	:	Senior Vice President and Executive Officer of Hitachi Maxell, Ltd.

June, 2003	:	Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group

April, 2003	:	President & Chief Executive Officer of Urban Planning and Development Systems Group

January, 2003	:	Group Executive of Ubiquitous Platform Systems Group, Hitachi, Ltd.

June, 1999	:	Senior Executive Vice President of Fujitsu Hitachi Plasma Display Limited

June, 1998	:	General Manager of Business Development Office

August, 1993	:	Deputy General Manager of Central Research Laboratory, General Manager of Planning Office, Central Research Laboratory

April, 1971	:	Joined Hitachi, Ltd.

Yutaka Saito

1. Date of Birth	:	December 11, 1954

2. Education

March, 1979	:	Graduated from Faculty of Engineering, The University of Tokyo

3. Business Experience

October, 2009	:	President & CEO of Information & Control Systems Company

April, 2009	:	Chief Strategy Officer, Chief Technology Officer and General Manager of Strategy Planning & Development Office, Information & Telecommunication Systems Group

April, 2006	:	General Manager of Information & Control Systems Division, Information & Telecommunication Systems Group

April, 2005	:	General Manager of Public & Municipal Systems Division, Industrial Systems Group

April, 1979	:	Joined Hitachi, Ltd.

Yoshihiko Mogami

1. Date of Birth	:	August 1, 1953

2. Education

March, 1976	:	Graduated from Faculty of Engineering, The University of Tokyo

3. Business Experience

October, 2009	:	Chief Operating Officer of System Solutions Business, Information & Telecommunication Group, Information & Telecommunication Systems Company

April, 2009	:	Chief Operating Officer of System Solutions Business, Information & Telecommunication Systems Group

April, 2007	:	General Manager of Industrial Manufacturing & Services Systems Division, Information & Telecommunication Systems Group

April, 2003	:	General Manager of Government & Public Corporation Information Systems Division, Information & Telecommunication Systems Group

April, 1976	:	Joined Hitachi, Ltd.

Masahide Tanigaki

1. Date of Birth	:	January 11, 1951

2. Education

March, 1975	:	Graduated from Faculty of Economics, Keio University

3. Business Experience

October, 2009	:	Deputy General Manager of Power Systems Sales Management Division, Power Systems Company, Deputy General Manager of International Marketing Division, Corporate Marketing Group

April, 2009	:	Deputy General Manager of Power Systems Sales Management Division, Power Systems Group, Deputy General Manager of International Marketing Division, Corporate Marketing Group

October, 2008	:	Deputy General Manager of Power Systems Sales Management Division, Power Systems Group

February, 2006	:	President, Hitachi America, Ltd.

April, 2002	:	Vice President, Hitachi America, Ltd.

April, 1975	:	Joined Hitachi, Ltd.

Ryuichi Kitayama

1. Date of Birth	:	February 4, 1952

2. Education

March, 1976	:	Graduated from Faculty of Business and Commerce, Keio University

3. Business Experience

October, 2009	:	Chief Marketing Officer and General Manager of Sales Management & Accounting Division, Information & Telecommunication Group, Information & Telecommunication Systems Company, Deputy General Manager of Domestic Marketing Division, Corporate Marketing Group

April, 2009	:	Chief Marketing Officer and General Manager of Sales Management & Accounting Division, Information & Telecommunication Systems Group, Deputy General Manager of Corporate Marketing Group

April, 2006	:	General Manager of Financial Information Systems Sales Management Division, Information & Telecommunication Systems Group, Hitachi, Ltd.

April, 2004	:	President and Director of Hitachi Hi-System21 Co., Ltd.

April, 2003	:	General Manager of Government & Public Corporation Information Systems Sales Management Division, Information & Telecommunication Systems Group

April, 1976	:	Joined Hitachi, Ltd.

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